
ventracor


05007023

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

23 March 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encl



asx announcement

Ventracor US Trial Update

Sydney, 23 March 2005: Ventracor Limited (VCR:ASX) today provided an update on the approval status for a United States trial of the VentrAssist™ cardiac assist device.

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said Ventracor last month had received approval from the US FDA for a study of its cardiac assist device in the USA that permitted immediate start of the trial at five hospitals, subject to acceptance of certain conditions.

"Ventracor has approached five leading US hospitals that have Medicare approval for reimbursement to act as vanguard sites and we are delighted to report that all five centres have indicated strong interest in participating in this significant study," Dr Sutton said.

"Ventracor Chief Scientific Officer and Clinical Director Dr John Woodard and Head of Clinical Affairs Dr Monica Hope will visit the US next week to rapidly progress the internal hospital processes to permit implants at each hospital in the shortest possible time," Dr Sutton added.

"We are working closely with our advisors at Columbia University Medical Center's International Center for Health Outcomes and Innovation Research (InCHOIR) in New York on final modifications to the US protocol.

"We want to make sure our protocol leads to the very best possible outcomes for all concerned and provides a solid foundation for successful clinical trials in the USA," Dr Sutton said.

"Throughout this important process, we will ensure the market is kept progressively informed on a timely basis," Dr Sutton said.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086


SEC MAIL PROCESSING
RECEIVED
APR 01 2005
WASH. D.C. 202 SECTION